Exhibit 99.2

September __, 2009

Dear Shareholder(s):

We are pleased to announce that Security Federal Corporation is now offering up to $15,000,000 in 8% Convertible Senior Debentures.  The debentures are due December 1, 2029 and callable December 1, 2019.  The debentures are being sold in minimum denominations of $5,000 and increments of $1,000 thereafter, up to a maximum amount of $1.0 million per subscriber. The debentures are convertible at any time prior to maturity, unless previously redeemed. The debentures are convertible into our common stock, at a conversion rate of 50 shares of common stock for each $1,000 principal amount of debentures (equivalent to a conversion price of $20.00 per share), subject to adjustment in certain events.

We intend to utilize the net proceeds for general corporate purposes, which may include paying off a line of credit with another financial institution, future acquisitions as well as investments in or extensions of credit to Security Federal Bank and our other existing or future subsidiaries.

Because we believe you may be interested in learning more about the merits of our senior debentures as an investment, we are sending you the following materials which describe the offering.  Please review the enclosed materials carefully.

Prospectus:  This document provides detailed information about the operations of Security Federal Corporation and a complete discussion about the proposed offering.

Subscription Order Form:    This form is used to purchase the convertible subordinated debentures by returning it to us with your payment in the enclosed postage paid envelope.  The offering is scheduled to expire on December 4, 2009 at 5:00 pm Eastern Time unless the offering is extended, as provided in the prospectus.  On the subscription funds you send to us, interest will be paid from the date of receipt to the date of issuance at Security Federal Bank’s variable rate money market account’s highest tier, which is currently paying 1.54%, yielding 1.55% annual percentage yield.

If you are a South Carolina or Georgia resident, you will have the opportunity to buy the debentures directly from Security Federal Corporation in the offering without paying a commission or fee.  Should you have any questions please contact either me, Chris Verenes, or Roy Lindburg at (803) 641-3000 or toll free at (866) 851-3000.

We are pleased to offer you this opportunity to purchase our debentures. Thank you for considering our offering.

Sincerely yours,

Timothy W. Simmons
President and CEO

This is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the prospectus. The Convertible Senior Debentures are not deposits or savings accounts and are neither insured nor approved or disapproved by the Federal Deposit Insurance Corporation, the Securities and Exchange Commission or any other Governmental Agency.

SECURITY FEDERAL CORPORATION
Holding company of Security Federal Bank - Aiken, SC	Yes, I am interested in the 8.00% Convertible
OFFERS UP TO $15,000000	Senior Debenture
IN CONVERTIBLE SENIOR DEBENTURES AT 8.00%
Please send a prospectus to:
Due December 1, 2029 - Callable December 1, 2019
NAME:
Convertible anytime at investors option at the initial conversion rate of $20 per share of Security Federal Corporation Common Stock (OTCBB: SFDL.OB).
ADDRESS:
Available to All Residents of Georgia and South Carolina.  Security Federal
Corporation Stockholders of record on April 1, 2009 residing in Georgia and
South Carolina have priority.  Minimum purchase amount: $5,000 and increments of $1,000 thereafter.

To receive a prospectus and subscription form, complete the attached section and return to us or call 1-866-851-3000 or email bank@securityfederalbank.com.	PHONE NUMBER:
EMAIL:
This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the prospectus. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state where such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The Convertible Senior Debentures are not deposits or savings accounts and are neither insured nor approved or disapproved by the Federal Deposit Insurance Corporation, the Securities and Exchange Commission or any other Governmental Agency.	Offering period: ______ __, 2009 through ______ __, 2009 A prospectus and subscription form will be sent to you soon.

SECURITY FEDERAL
CORPORATION
Holding company of Security Federal Bank –
Aiken, SC

OFFERS UP TO

$15,000,000

IN CONVERTIBLE SENIOR DEBENTURES
AT

8.00%

Due December 1, 2029 - Callable
December 1, 2019

Convertible anytime at investors option at the initial conversion rate of $20 per share of Security Federal Corporation Common Stock (OTCBB: SFDL.OB).

Available to All Residents of Georgia and South Carolina.
Security Federal Corporation Stockholders of record on April 1, 2009 residing in Georgia and South Carolina have priority.
Minimum purchase amount: $5,000 and increments of $1,000 thereafter.

TO RECEIVE A PROSPECTUS AND SUBSCRIPTION FORM, CALL
 1-866-851-3000 OR EMAIL bank@securityfederalbank.com

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities.  The offer is made only by the prospectus.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sales of these securities in any state where such an offer, solicitation or sale world be unlawful prior to registration or qualification under the securities laws of such state.  The Convertible Senior Debentures are not deposits or savings accounts and are neither insured nor approved or disapproved by the Federal Deposit Insurance Corporation, the Securities and Exchange Commission or any other Government agency.